UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

TOYO Co., Ltd (“TOYO” or the “Company”), a Cayman Islands exempted company, is furnishing this Form 6-K to provide unaudited interim financial statements for the three months ended March 31, 2026.

A copy of the investor presentation of Company for the conference call held by the Company to discuss results of its first quarter of 2026 held on May 18, 2026, is being furnished as Exhibit 99.3 with this Report on Form 6-K.

A copy of the press release of TOYO, published on May 18, 2026 relating to its financial results of three months ended March 31, 2026 (the “Earnings Release”) is being furnished as Exhibit 99.4 with this Report on Form 6-K. The Company hereby notes that the net loss per share attributable to the Company’s shareholders for the three months ended March 31, 2025, basic and diluted, was $0.07, rather than $0.10 as disclosed in the Earnings Release.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statement on Form F-3 (File No. 333-290952) and Form S-8 (File No. 333-284642) to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of March 31, 2026 and for the Three Months Ended March 31, 2026 and 2025
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Three Months Ended March 31, 2026 and 2025
99.3	Investor Presentation dated May 18, 2026
99.4	Press release dated May 18, 2026
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	Director and Chief Executive Officer

Date: May 18, 2026

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